

February 24, 2012

Via E-mail
Dr. Antonius Schuh, Ph.D.
Chief Executive Officer
TrovaGene, Inc.
11055 Flintkote Avenue, Suite B
San Diego, CA 92121

> **Re:** **TrovaGene, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-12G/A**
> **Filed February 15, 2012**
> **File No. 000-54556**

Dear Dr. Schuh:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10-12G/A

General

1. Please update your financial statements and related financial information through the period ended December 31, 2011 as required by Rule 8-08 of Regulation S-X.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Royalty and License Revenues, page 26

2. Please refer to your responses to comments 31 and 44. The policy provided here is very vague and generic. It is unclear from your disclosure why recognizing $20,000, $10,000 and $500,000 in license fee revenues during the nine months ended September 30, 2011

and the years ended December 31, 2010 and 2009 respectively was considered appropriate. Please revise your disclosure to clarify, in all periods presented, the basis for recognizing your license fee revenues. Disclose the counterparty to the agreement that resulted in the recognition of such revenues. Please assure that all revenue generating activities with the counterparty and your accounting policy for each are disclosed. For your multiple element arrangements discuss the factors that substantiate that any deliverables qualify as separate units of accounting. Please refer to ASU 2009-13.

Item 6. Executive Compensation, page 36

Summary Compensation Table, page 36

3. Please refer to your response to comment 39. Please expand this table to provide compensation information for the fiscal years ended December 31, 2011 and December 31, 2010. Please note that Item 402(n)(1) requires compensation information for each of your last two completed fiscal years.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat at (202) 551-3656 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239, Dan Greenspan at (202) 551-3623 or me at (202) 551-3710 with any other questions.


Sincerely,

/s/ Daniel S. Greenspan for

Jeffrey P. Riedler
Assistant Director


cc: Jeffrey J. Fessler
   Sichenzia Ross Friedman Ference LLP
   61 Broadway, 32nd Floor
   New York, NY 10006